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July 10, 2017

VIA EDGAR

Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Entercom Communications Corp., Amendment No, 1 to Registration Statement on Form S-4, Filed May 30, 2017 (File No. 333- 217273), and Current Report on Form 8-K, Filed May 8, 2017 (File No. 001-14461)

Dear Mr. Spirgel:

On behalf of Entercom Communications Corp. (“Entercom”), we submit this letter in response to the comments and requests for additional information contained in the letter (the “Comment Letter”) from the staff of the Office of Telecommunications (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 8, 2017. The Comment Letter relates to Entercom’s Amendment No. 1 to the Registration Statement on Form S-4 filed May 30, 2017 (the “Registration Statement”) and Entercom’s Current Report on Form 8-K filed May 8, 2017 (the “Current Report”).

Entercom has revised the Registration Statement in response to the Comment Letter and is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), which reflects these revisions and generally updates the information contained in the Registration Statement. In addition, we are providing two blacklined copies of the Amended Registration Statement, marked to illustrate changes from the Registration Statement as filed on May 30, 2017.

For your convenience, we have repeated each comment of the Staff in italicized text exactly as given in the Comment Letter and set forth our response below each comment. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Amended Registration Statement. All terms used but not defined in this letter have the meanings assigned to such terms in the Amended Registration Statement.

Staff Comments

Questions and Answers About the Exchange Offer and the Transactions, page 1

Q: Will National Amusements, Inc. participate in the exchange offer?, page 4

1.	We note your response to prior comment 4. Please further revise to make clear that as a result of the exchange offer and possible spin-off, National Amusements could not become the controlling shareholder of CBS Radio/Entercom.

July 10, 2017

Response:

In response to the Staff’s comment, Entercom has revised the disclosure on pages 4 and 5 to disclose that it is not possible for National Amusements to become the controlling shareholder of the combined CBS Radio/Entercom solely as a result of the Transactions.

Accounting Treatment and Considerations, page 40

2.	We note your response to comment 17 and your statement that beyond the 2018 Annual Meeting, the Entercom Board of Directors will decide whom to nominate for vacancies on the Entercom board. Tell us your consideration of Class A shareholders’ rights to nominate and elect their slate for vacancies on the Board as well as their ability to remove and replace both Class A directors in concluding that “the likelihood that Entercom’s pre-merger Directors (or their replacements) and their future nominees will not comprise a majority of the Board is remote”.

Response:

In response to the Staff’s comment, Entercom has revised the disclosure on pages 39, 40, 41, 42, 109, 110, 218, 219, 222 and 223. Entercom respectfully advises the Staff that, both currently and after consummation of the Merger:

•	Holders of Entercom Class A Common Stock are entitled by class vote to elect (and remove) two directors on Entercom’s board of directors (the “Entercom Class A Directors”);

•	Holders of Entercom Class A Common Stock and Entercom Class B Common Stock, voting as a single class, have the right to elect (and remove) all other directors on Entercom’s board of directors (the “Entercom Other Directors”). In the election (and removal) of the Entercom Other Directors, each share of Entercom Class B Common Stock held by Joseph Field or David Field in his own right in person (or by proxy or pursuant to a Qualified Voting Agreement (as defined in the Entercom Articles)) is entitled to 10 votes, and each other share of Entercom common stock is entitled to one vote; and

•	Any vacancies on Entercom’s board of directors can be filled by the affirmative vote of a majority of the remaining directors then in office, even if the remaining directors are less than a quorum, or by a sole remaining director. However, a vacancy in the position of Entercom Class A Director may only be filled by the sole remaining Entercom Class A Director, and if both Entercom Class A Director positions are vacant, then only the holders of the Entercom Class A Common Stock may fill such vacancies.

Currently, there are six directors on Entercom’s board of directors, consisting of two Entercom Class A Directors and four Entercom Other Directors. In accordance with the Merger Agreement, as amended by Amendment No. 1 to the Merger Agreement dated July 10, 2017 (“Amendment No. 1”), immediately following the Merger, ten persons will serve on the Entercom board of directors, including (a) both current Entercom Class A Directors, (b) all four current Entercom Other Directors and (c) four new directors agreed upon by CBS, two of whom (Leslie Moonves and Joseph R. Ianniello) are affiliated with CBS. As a result, immediately following the Merger, six of the ten directors on Entercom’s board of directors will be directors that were elected by Entercom’s pre-Merger stockholders. Consequently, Entercom’s pre-Merger directors are expected to represent a 60% majority of the directors on Entercom’s board of directors at the time that Entercom’s board of directors proposes its nominees for election as directors at the first annual meeting of Entercom’s stockholders following closing of the Merger (including nominees for election as Entercom Class A Directors), increasing the likelihood that Entercom’s pre-merger Directors (or their replacements) and their future nominees will continue to comprise a majority of the board of directors after Entercom’s first annual meeting (as well as after successive annual meetings, subject to the voting rights of Entercom shareholders as set forth in Entercom’s governing documents).

In addition, in accordance with the Merger Agreement, Messrs. Moonves and Ianniello have agreed to execute and deliver an irrevocable letter of resignation from Entercom’s board of directors effective upon the earlier of (a) six months after the closing of the Merger and (b) the day prior to the first annual meeting of Entercom’s stockholders following closing of the Merger. Following such resignations, the resulting vacancies on

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Entercom’s board of directors will be addressed in accordance with the Entercom Bylaws, as set forth above. Entercom does not currently have any plans to fill the vacancies that will be created by the resignations of Messrs. Moonves and Ianniello. If the vacancies remain unfilled, the size of the Entercom board of directors will be reduced from ten members to eight members, and as a result, a 75% majority of Entercom’s post-Merger directors (i.e., six of eight directors) are expected to be pre-Merger Entercom directors, including all four of the pre-Merger Entercom Other Directors and both of the pre-Merger Entercom Class A Directors.

As a result of these factors, Entercom respectfully advises the Staff that it has determined that the likelihood that Entercom’s pre-Merger directors (or their replacements) and their future nominees will not comprise a majority of Entercom’s board of directors is remote.

3.	We also note your statement that “CBS will not be involved in the appointment of any new directors after the Merger.” However, on Exhibit F of the Merger Agreement, it is stated that “the post-closing directors of the Surviving Corporation will be determined by Acquiror after reasonable consultation with CBS.” Please clarify this inconsistency and the level of CBS’ involvement in the selection of post-closing directors.

Response:

In response to the Staff’s comment, Entercom has revised the disclosure on pages 40, 42, 110, 219 and 223. Entercom respectfully advises the Staff that references to the “Surviving Corporation” in Exhibit F of the Merger Agreement, as amended by Amendment No. 1 (“Exhibit F”), refer to CBS Radio, which will survive its merger with Merger Sub and become a wholly owned subsidiary of Entercom in connection with the consummation of the Transactions.

Exhibit F provides that the post-Merger board of directors of CBS Radio will consist of David J. Field, Richard J. Schmaeling and Andrew P. Sutor, IV. CBS did not have any formal or informal appointment, consent or approval rights with respect to the post-Merger directors of CBS Radio. CBS’s only input on the post-Merger directors of CBS Radio was suggestive and non-binding input.

4.	We note your response to comment 18. Considering the value of the golden parachute payments to Messrs. David Field and Richard Schmaeling as disclosed on page 211 of the Proxy Statement filed on June 2, 2017, tell us how the terms and payouts of their respective agreements provide them incentives to continue their employment with the combined company on a long-term basis. In this regard, we note that the agreements with Mr. Field and Mr. Shmaeling end two years and one year, respectively following the completion of the Merger. Additionally, we note your disclosure on page 39 that other officers will be determined by Entercom after reasonable consultation with CBS prior to the closing of the Merger. It is also stated in Exhibit G of the Merger Agreement that “the officers of the Surviving Corporation officers will be determined by Acquiror after reasonable consultation with CBS prior to the closing of the merger.” Please make clear CBS’ involvement in the selection of pre-closing and post-closing officers. Please identify these additional officers and their respective agreements if material in your next filing.

Response:

In response to the Staff’s comment, Entercom respectfully advises the Staff that the amounts disclosed on page 211 in the Proxy Statement filed on June 2, 2017, as required by Item 402(t) of Regulation S-K, are all “double-trigger” in that they are payable only if the executive officer is (a) terminated without cause or is effectively constructively terminated and resigns for “good reason” and (b) only if such termination is within one year, in the case of Mr. Schmaeling, or two years, in the case of Mr. Field, following closing of the Merger. Should either such executive officer resign without good reason then he will forfeit all his unvested equity, as well as any rights to the severance which is listed in the table. The employment agreements also provide promises for other compensation opportunities, such as salary, target annual cash incentives and, for Mr. Schmaeling, annual equity grants, but only if they remain employed. In addition, both Messrs. Field and Schmaeling’s employment agreements contain restrictive covenants subjecting them to post-employment non-compete, non-solicitation and confidential information restrictions, which would substantially restrict their other employment opportunities. Please also note that Mr. Field’s employment agreement extends until April 22, 2019, with annual renewals thereafter unless notice of termination of the agreement is given at least 120

July 10, 2017

days in advance. The term of Mr. Schmaeling’s employment agreement is through April 30, 2021. Accordingly, both employment agreements provide long-term retention incentives to remain employed by Entercom.

In addition, in response to the Staff’s comment, Entercom has revised the disclosure on pages 40, 42, 43, 110, 111, 219, 220 and 223 to clarify the level of CBS’s involvement in the selection of officers for CBS Radio and Entercom. Entercom respectfully advises the Staff that:

•	References to the “Surviving Corporation” in Exhibit G of the Merger Agreement refer to CBS Radio, which will survive its merger with Merger Sub and become a wholly owned subsidiary of Entercom in connection with the consummation of the Transactions. As CBS Radio is currently a wholly owned subsidiary of CBS, CBS currently has the sole ability to determine the pre-Merger officers of CBS Radio. Following the Merger, Exhibit G of the Merger Agreement, as amended by Amendment No. 1 (“Exhibit G”), provides that the post-Merger officers of CBS Radio will be David J. Field as President & Chief Executive Officer, Richard J. Schmaeling as Executive Vice President & Chief Financial Officer, Louise C. Kramer as Chief Operating Officer and Andrew P. Sutor, IV as Senior Vice President, General Counsel & Secretary. CBS will not have any formal or informal appointment, consent or approval rights with respect to the composition of the post-Merger officers of CBS Radio, pursuant to the Merger Agreement, Amendment No. 1 or otherwise.

•	CBS is not involved in the selection of pre-Merger officers of Entercom. As for post-Merger officers of Entercom, Exhibit G provides that David J. Field will remain the President & Chief Executive Officer of Entercom, Richard J. Schmaeling will continue as Executive Vice President & Chief Financial Officer of Entercom, Louise C. Kramer will continue as Chief Operating Officer of Entercom and Andrew P. Sutor, IV will continue as Senior Vice President, General Counsel & Secretary of Entercom, and that all other post-Merger officers of Entercom will be determined by Entercom after reasonable consultation with CBS. To that end, CBS only has the right to discuss the initial post-Merger officers of Entercom with Entercom. CBS anticipates that its involvement in the selection of Entercom’s post-Merger officers will be consultative only, allowing CBS to offer suggestive, non-binding input. CBS will not have any formal or informal appointment, consent or approval rights with respect to the composition of the post-Merger officers of Entercom, pursuant to the Merger Agreement, Amendment No. 1 or otherwise.

The Exchange Offer, Terms of the Exchange Offer

Upper Limit, page 71

5.	We note your response to our prior comment 24 and your revised disclosure that the upper limit will represent a “discount for Radio Common Stock based on the closing price of CBS Class B Common Stock on the NYSE and Entercom Class A Common Stock on the NYSE on the trading day immediately preceding the commencement of the exchange offer.” Please revise further to explain who will determine the percentage of the discount and how it will be determined.

Response:

In response to the Staff’s comment, Entercom has revised the disclosure on page 73.

Guaranteed Delivery Procedures, page 79

6.	We note the following disclosure in this section and throughout the registration statement: “Holders of CBS Class B Common Stock…who cannot deliver all other required documents to the Exchange Agent prior to 5:00 p.m., New York City time, on the expiration date…must deliver to the exchange agent by facsimile transmission a properly completed and duly executed notice of guaranteed delivery...” This disclosure implies that holders of CBS Class B Common Stock cannot tender their shares in the last seven hours before the exchange offer expires. Please revise the language to clarify that shares may be tendered up until the expiration of the exchange offer or advise.

July 10, 2017

Response:

In response to the Staff’s comment, Entercom has revised the disclosure on page 82 to clarify that the holders of CBS Class B Common Stock may tender their shares up until the expiration of the exchange offer at 11:59 p.m. on the expiration date.

Withdrawal Rights, page 81

7.	Please disclose the date after which security holders may withdraw securities tendered in the offer pursuant to federal law. See Item 1004(a)(1)(vi) of Regulation M-A and Section 14(d)(5) of the Exchange Act.

Response:

In response to the Staff’s comment, Entercom has revised the disclosure on page 83 to disclose the first date after which security holders may withdraw securities tendered in the offer.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for CBS Radio, page 113

Overview – Business Overview and Strategy, page 113

8.	We note your response to prior comment 29. To provide further insight into management’s outlook towards the business and to allow investors to reconcile the projections with actual historical results, include your supplemental response: “The revenue growth reflected in the CBS Radio projections is driven by expected growth from digital, events and other revenue, which is consistent with the growth of the growth CBS Radio experienced in the first quarter of 2017, while the projections did not anticipate the loss in market share or decline in market demand that CBS Radio experienced.”

Response:

In response to the Staff’s comment, Entercom has revised the disclosure on page 120 to reconcile the projections provided on page 210 with actual historical results for the first quarter of 2017.

5) Merger Costs, page 161

9.	You accrued certain Merger-related costs (to be) incurred after March 31, 2017 but prior to the closing of the merger. It appears that Messrs. Fernandez, Siegel, and Herman are not expected to continue in their current capacities following the closing of the transaction. Please tell us how you considered accruing compensation and benefits to be payable upon termination to these officers as disclosed on page 213. Notwithstanding that these charges should be excluded from the pro forma income statement because they reflect charges directly attributable to the merger that will not have a continuing impact on the registrant’s operations, they should be reflected in the pro forma balance sheet because they are directly attributable and factually supportable.

Response:

In response to the Staff’s comment, Entercom has revised pages 157 and 165 to reflect compensation and benefits expected to be payable upon termination of certain CBS Radio officers.

Entercom respectfully advises the Staff that it has determined that it is likely that the Merger will result in the payment of severance to certain CBS Radio executives pursuant to the terms of their respective employment arrangements. As these costs are factually supportable and directly attributable to the Merger, the pro forma condensed consolidated balance sheet and the related footnote have been revised to include the effects of the severance, benefits, and accelerated vesting of stock based compensation for these officers. Entercom respectfully advises the Staff that the compensation and benefit costs included in the pro forma condensed consolidated balance sheet represent only those for which the conditions required to trigger the severance payments are expected to be satisfied at the time of the Merger, and as a result are lower than the total amounts disclosed on pages 216 to 218.

July 10, 2017

6) Income Taxes, page 161

10.	We note your response to comment 34 and your statement that Entercom’s ability to utilize its existing NOLs may be limited by Entercom’s market value at the closing of the transaction. Considering that Entercom’s stock price has dropped significantly since the date of the Merger agreement, please quantify, by way of example, how Entercom’s market value may limit the utilization of such NOLs, given a certain stock price as of the closing date of the transaction.

Response:

In response to the Staff’s comment, Entercom has revised the disclosure on page 165 to quantify the limit to the utilization of Entercom’s NOLs at certain stock prices of Entercom.

The Transactions

Background of the Transactions, page 170

11.	We note your response to prior comment 39 and your revised disclosure in response to that comment. Please disclose the method of selection of Morgan Stanley and Centerview Partners pursuant to Item 1015(b)(3) of Regulation M-A. You have disclosed those entities’ qualifications rather than the method by which it was determined to hire those specific advisors.

Response:

In response to the Staff’s comment, Entercom has revised the disclosure on pages 175 and 182 to describe the method by which the financial advisors were selected in more detail.

12.	We note your response to our prior comment 40. Each discussion with or presentation by an outside party, whether preliminary or final, is a separate report, the substance of which should be summarized in the prospectus. Please revise your disclosure to provide substantive information regarding what was said by Morgan Stanley on December 30, 2016 and January 7, 2017. Alternatively, you may provide this to us as supplemental information so that we may better evaluate your response.

Response:

In response to the Staff’s comment, Entercom has revised the disclosure on pages 180 and 181 to provide additional information regarding the discussions with Morgan Stanley on December 30, 2016 and January 7, 2017.

Form 8-K filed May 8, 2017

First Quarter Highlights, page 1

13.	We reiterate our prior comment 45. Please present the respective comparable GAAP measures for the non-GAAP measures, Station operating income, Adjusted EBITDA, and Adjusted net income per share, which you listed under the above heading in your next earnings release. Refer to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Measures issued on May 17, 2016 and Item 10(e)(1)(i)(A) of Regulation S-K.

Response:

In response to the Staff’s comment, Entercom will present the respective comparable GAAP measures for the non-GAAP measures, Station operating income, Adjusted EBITDA and Adjusted net income per share, in future filings with the SEC.

*    *    *    *

July 10, 2017

Once you have had time to review these responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to contact me by telephone at (312) 876-6516.

Sincerely,

/s/ Roderick O. Branch
Roderick O. Branch of Latham & Watkins LLP

cc:	Andrew P. Sutor, IV